Exhibit 2.1

ASSET PURCHASE AND

NON-COMPETE AGREEMENT

THIS ASSET PURCHASE AND NON-COMPETE AGREEMENT (this “Agreement”) entered into as of the 14th day of January, 2006, by and between INTERNET AMERICA, INC., a Texas corporation (“IA”), and 2FAST COMMUNICATIONS, INC., a Texas corporation (the “Company”), and SHANE MITCHELL, an individual residing in San Antonio, Texas, (the “Shareholder” and collectively with the Company, the “Sellers”)

W I T N E S S E T H:

WHEREAS, the Shareholder owns all the outstanding capital stock of the Company, which operates an internet service company in Texas (the “Business”);

WHEREAS, the Sellers have agreed to transfer, sell and assign to IA certain of the assets of the Company (the “Assets” as hereinafter defined), and IA has agreed to purchase and accept the Assets and to assume certain liabilities of the Company, all on the terms and conditions and for the consideration set forth herein;

WHEREAS, because of the Shareholder’s intimate knowledge of the operations of the Company, its trade secrets and confidential information, and his reputation and relationships with the clients, subscribers, subcontractors, suppliers, employees and other agents of the Company, the parties hereto recognize and acknowledge (i) the detrimental effect on the Business of the Company, and the substantially decreased value of the Assets, which would result if Seller were to disclose or use any of the Company’s trade secrets or confidential information or to enter into competition with the Company within an unreasonably brief period of time after IA’s acquisition of the Assets, (ii) that the agreements and covenants in this Agreement are essential to protect the Assets to be acquired by IA, and other legitimate business interests of IA, and (iii) that IA would not have agreed to purchase the Assets but for the covenants and agreements contained in this Agreement and the protection afforded to IA hereby; and

WHEREAS, the Shareholder, as the sole shareholder, executive officer and director of the Company, is active in and knowledgeable about the business of the Company, its assets, operations, financial condition and prospects, desires that the Company enter into this Agreement with IA and will directly benefit from such sale;

NOW, THEREFORE, for and in consideration of the payment of the purchase price, the mutual promises, covenants and obligations contained herein, the receipt and sufficiency of which are hereby acknowledged and confessed, and as an inducement to IA to purchase the Assets and assume the liabilities hereinafter described, IA and the Sellers agree as follows:

ARTICLE I

SALE OF ASSETS, PURCHASE PRICE AND CLOSING

1.1 Sale of Assets. A. Upon the terms and subject to the conditions of this Agreement, the Sellers shall sell, convey, assign, transfer and deliver to IA, its successors and assigns, all right, title and interest in and to the assets used in the operation of the Business of the Company, including the following:

(i) originals or copies of all subscriber lists and subscriber contracts as listed in Schedule 1.1A (i), and all billing and other information regarding the subscribers related thereto, customer and supplier files, accounting and financial records, sales records, maintenance and production records, all employee files for those employees of the Company actually hired by IA, and other books and records relating principally to the Business (the “Books and Records”);

(ii) all right, title and interest of the Company in, to and under all of its domain names, the name “2Fast Communications, Inc.” and any derivative or abbreviation thereof or name similar thereto, all service marks, trademarks, trade and assumed names, inventions, trade secrets and royalty rights and other proprietary intangibles, licenses and sublicenses of the Company granted and obtained with respect thereto, all as listed in Schedule 1.1A (ii), and all technical data, written specifications, work standards, assembling and process information, operating manuals, operating data and plans, confidential information and know-how used in connection with the Business (collectively, the “Intellectual Property”), together with whatever rights the Company may have to recover for infringement thereon and rights to protection of interests therein under the laws of all jurisdictions;

(iii) the accounts receivable on the book and financial records of the Company as of the Closing Date which are attributable to operations after that date, including that pro rata portion of receivables covering a period of time during which the Closing Date occurs that are attributable to the period after the Closing Date, all as listed in Schedule 1.1A (iii) (collectively, the “Accounts Receivables”);

(iv) all machinery, equipment, automobiles, furniture, office supplies, spare parts related to the machinery and equipment, other supplies and parts, and all computer hardware, computer software, trade fixtures, data processing equipment and all other tangible personal property owned or used in connection with the Business as listed in Schedule 1.1A (iv) (collectively, the “Equipment”);

(v) all right, title and interest of the Company in, to and under the contracts, leases, documents, instruments, agreements and other written or oral arrangements relating to the Business to which the Company is a party or by which the Company or the Assets may be bound that are described on Schedule 1.1.A(v), as well as all rights, privileges, deposits, letters of credit, claims, causes of action and options relating or pertaining to the foregoing (the “Contracts”);

(vi) all right, title and interest of the Company in, to and under all governmental and other licenses, permits, franchises, approvals and certificates owned or utilized in connection with the conduct of the Business as listed in Schedule 1.1A (vi) (“Licenses”), to the extent they are transferable;

(vii) all advertising materials, creative and promotional materials, studies, reports and all other printed or written materials related to the conduct of the Business;

(viii) all of the Company’s general intangibles, claims, rights of recoupment and goodwill, going concern value, insurance refunds, rights of set-off and all other intangible properties owned by the Company or used in the Business, and remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions as listed in Schedule 1.1A (viii), (collectively, the “General Intangibles”);

(ix) all right, title and interest of Company in and to all prepaid rentals, prepaid expenses, bonds and deposits for undelivered goods or services and relating to any of the Assets or the Business after the Closing Date as listed in Schedule 1.1A (ix); and

(x) the goodwill associated with the operations of the Company (collectively, the “Assets”).

B. Notwithstanding anything to the contrary contained herein, the Assets do not include any of the assets listed on Schedule 1.1.B hereto as the Excluded Assets, all right, title and interest in and to which shall be retained by the Company.

1.2 Assumption of Liabilities. A. Subject to the exceptions and exclusions of this Section 1.2, IA agrees that on the Closing Date it will assume and agree to perform and pay when due the following:

(i) all unperformed and unfulfilled obligations of the Company under the Contracts after the Closing Date;

(ii) accrued and deferred income taxes, franchise taxes and any tax imposed on the Company in the operation of its business after the Closing Date (but not arising from or related to the Tax Payment);

(iii) all trade payables arising from sales of products or services of the Company after the Closing Date, including that pro rata portion of payables covering a period of time during which the Closing Date occurs that are attributable to the period after the Closing Date, all of such trade payable being listed in Schedule 1.2 A(iii) and categorized as Past Due Trade Payables or Current Trade Payables (collectively, the “Trade Payables”); and

(iv) liabilities pertaining to subscriber deposits as listed in Schedule 1.2 A(iv) (collectively, the “Assumed Liabilities”).

B. Except as otherwise specifically provided herein, the Assumed Liabilities shall not include any liabilities or obligations incurred (i) by the Shareholder personally in the conduct of the Business (ii) by either of the Sellers in violation of, or as a result of either of their violation of, this Agreement, or (iii) as a result of, arising out of or related to the Tax Payment (collectively, the “Excluded Liabilities”), all right, title and interest in and to which shall be retained by the Sellers.

1.3. Purchase Price. As consideration for the purchase of the Assets and the performance by the Company of various other matters as provided herein, IA shall assume and agree to perform when due the Assumed Liabilities, and shall additionally pay to the Company the sum of Three Hundred Fifty Thousand Dollars ($350,000) (the “Purchase Price”), for the following purposes and in the following manner:

(a) One Hundred Thirty-five Thousand Dollars ($135,000) of the Purchase Price shall be utilized to satisfy in full all amounts due and payable by the Company for outstanding taxes owed by it to the State of Texas for sales and use taxes through and as of the Closing Date or the closest practicable date thereto (the “Tax Payment”), by the payment by IA directly to the Comptroller of the State of Texas of such amount;

(b) up to One Hundred Thousand Dollars ($100,000) of the Purchase Price shall be utilized to satisfy all amounts due and payable to the vendors, suppliers, lessors or other nongovernmental creditors of the Company through and as of the Closing Date whose accounts are listed as Past Due Trade Payables on Schedule 1.2 A(iii) hereof (the “Vendor Payment”) and shall be paid by IA directly to such parties in such amounts as the parties and IA may negotiate;

(c) Twenty Thousand (20,000) shares of IA common stock, valued at $.40 per share (the “Shares”), which shall be restricted in their resale pursuant to the requirements of Rule 144 of the Securities Act of 1933; and

(d) the balance of the Purchase Price shall be paid to the Company in the form of a five year promissory note, bearing no interest and payable in three equal annual installments on the second, fourth and fifth anniversary dates of the note (the “Initial Note”).

1.4 Adjustments to Initial Note. A. The amount of the Initial Note shall be adjusted as follows (such adjustments collectively, the “Adjustments”):

(i) the amount shall be decreased by payments made by IA (or for which the Company is liable to pay) to vendors, suppliers, lessors or other creditors of the Company attributable to operations of the Company prior to the Closing Date, including (A) those accounts listed as Current Trade Payables on Schedule 1.2 A(iii) hereof, (B) all payments to Montgomery Coscia Greilich LLP in connection with its representation of the Company in the determination of the Tax Payment and (C) any additional amount above the Tax Payment required to be paid to the Comptroller of the State of Texas in order to obtain the Certificate of No Tax Due through the Closing Date or the closest practicable date thereto, as a result of the related investigation by the Comptroller; and

(ii) the amount shall be increased by prepaid amounts and deposits made by the Company as of the Closing Date, and by receivables recorded prior to the Closing Date, for which payment is received not later than 90 days after that date.

B. On or before April 17, 2006 (the “Adjustment Date”), IA shall deliver to the Company a detailed calculation of the Adjustments and shall certify in writing the accuracy of such Adjustments. Within five business days after receipt of such certification, the Company shall either agree with such determination or provide to IA in writing any differences it has with the calculation thereof and the basis therefor. Both parties shall use all reasonable efforts to resolve such differences promptly and, upon the satisfactory resolution of any differences, the amount of the Initial Note shall be adjusted for the amount of the Adjustments. The Company shall deliver the Initial Note to IA for cancellation, and IA shall promptly issue to the Company in full replacement and substitution of the Initial Note, the Replacement Note on the same terms as the Initial Note and dated as of the Closing Date.

1.5 Title to Assets and Risk of Loss. Title to the Assets and risk of loss or damage to the Assets by casualty (whether or not covered by insurance) will pass to IA immediately upon completion of the Closing.

1.6 Closing. The closing contemplated by this Agreement (the “Closing”) shall take place at the offices of Boyer & Ketchand, Nine Greenway Plaza, Suite 3100, Houston, Texas 77046 at 10:00 a.m. Houston time, on Monday, January 30, 2006 (the “Closing Date”), or such other date that the parties may agree to, which shall be no later than the second business day following satisfaction or waiver of the conditions set forth in Article V hereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of Shareholder and the Company hereby jointly and severally represents and warrants to IA that:

2.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such qualification necessary. The Company is not in violation of any provision of its articles of incorporation or by-laws.

2.2 Capitalization; Title to Shares. The authorized capital stock of the Company consists of 1,500 shares of Common Stock, $1.00 par value, of which all shares that are issued and outstanding are held by the Shareholder. The issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, free of preemptive rights. There are no options, warrants or other rights, agreements, arrangements or commitments to which the Company is a party relating to the issued or unissued capital stock or other equity interests of the Company, or obligating the Company to grant, issue or sell any shares of its capital stock or other equity interests.

2.3 Authority. Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and each of the documents contemplated hereby (the “Ancillary Agreements”) to which it is a party, to perform its or his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company and its shareholders, and no other action or corporate proceeding on the part of the Company is necessary to authorize this Agreement or any of the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement constitutes, and each of the Ancillary Agreements to which the Company or the Shareholder is a party, when duly executed and delivered by the Company or the Shareholder, as the case may be, will constitute, the valid and binding obligation of the Company and the Shareholder, enforceable against each of them in accordance with their respective terms except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

2.4 Consents and Approvals. Except as provided in Schedule 2.4, no consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, or any other person or entity, is required to be made or obtained by the Company in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

2.5 Title to Assets. The Company has good, marketable and indefeasible title to the Assets free and clear of restrictions or conditions to transfer or assignment, liens, pledges, charges, encumbrances, equities, claims, covenants, conditions or restrictions, except as disclosed on Schedule 2.5. The Company is in possession of all property leased to it from others. Except for the Excluded Assets, the Assets constitute all of the material property, whether real, personal, mixed, tangible or intangible, that is used in the Business by the Company. No officer, director or employee or affiliate of the Company or any spouse, child or other relative of any of these persons, owns or has any interest, directly or indirectly, in any of the real or personal property owned, leased or used by the Company in the Business. The Company shall deliver to IA on the Closing Date possession of and/or control or dominion over all of the Assets.

2.6 Tax Returns. Within the times and in the manner prescribed by law, including extensions permitted thereunder, the Company has filed and will file all federal, state and local tax returns required by law. Except for the Tax Payment, the Company has either paid all taxes, assessments and penalties due and payable in connection with the Business through and including the Closing Date, or reflected and reserved on its Balance Sheet the amounts owing therefor, and there are no present disputes as to taxes of any nature payable by the Company.

2.7 Contracts. Schedule 1.1.A(v) lists all of the Contracts, each of which the Company has made available at the Company’s offices for inspection by IA. Each of the Contracts is valid and in full force and effect, and there has not been any default by the Company or, to the Sellers’ knowledge, any other party to any of the Contracts, or any event that with notice or lapse of time or both, would constitute a default by the Company or, to the Sellers’ knowledge, any other party to any of the Contracts, which might reasonably be expected to have a material adverse effect on the financial condition or operations of the Business. Except as disclosed in Schedule 1.1.A(v), each of the Contracts is assignable to IA without the consent of any other party. The Company will obtain and deliver at Closing all of the requisite consents relating to the items set forth on Schedule 1.1.A(v). Neither the Shareholder nor the Company has received notice that any party to any of the Contracts intends to cancel or terminate any of the Contracts or exercise or not exercise any options that they might have under any of the Contracts. In the event any of the Contracts is, or is later determined to be, non-assignable, and the other party to any such Contracts refuses to consent to the assignment of same, then the Company shall subcontract to IA or its designee, if IA so desires, the remaining work on such Contracts, and the Company shall forward to IA or its designee all proceeds of such Contracts received by the Company; provided, however, that Company shall be reimbursed for any reasonable out-of-pocket expenses incurred by it. The Company is not in default of any Contract and is in possession of all Assets leased to it from others

2.8 Equipment. All of the Equipment owned by the Company or used in the Business is in good operating condition and repair, ordinary wear and tear excepted. Except as described in Schedule 1.1A(iv), all the Equipment is owned by the Company, and none of the Equipment will be, at the Closing Date, held under any security agreement, conditional sales contract, or other title retention or security arrangement or located other than in the possession of the Company.

2.9 Licenses. Schedule 1.1A(vi) is a schedule of all Licenses owned by the Company or in which the Company has any rights or licenses in connection with the Business, together with a brief description of each. The Company has not infringed nor is it now infringing, on any license belonging to any other person, firm or corporation. The Company owns or holds adequate licenses or other rights to use all Licenses necessary for the Business as now conducted by the Company, and that use does not, and will not, conflict with, infringe on or otherwise violate any rights of others. Except as set forth in Schedule 1.1A(vi), all of such Licenses are fully assignable to IA.

2.10 Compliance with Laws. Except for the Tax Payment, the Company has complied with, and is not in violation of, applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable building or other law, ordinance or regulation) that affect, or are likely to affect, directly or indirectly, any of the Assets or the Business, and there are not any uncured violations of federal, state or municipal laws, ordinances, orders, regulations or requirements affecting any portion of the Assets or the Business.

2.11 Litigation. Except as disclosed in Schedule 2.11, there is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened against or affecting the Company, the Assets or the Business.

2.12 No Breach or Violation. The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation except for third party consents described in this Agreement or any schedule prepared and delivered in connection herewith, of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, security agreement or other agreement, instrument or arrangement by which the Assets, the Business or the Company may be affected, or to which the Assets, the Business or the Company may be bound, (ii) except for third party and governmental consents to assignments described in this Agreement or in any schedule delivered hereunder, an event that would permit any party to terminate any Contract, License or other arrangement with the Company, (iii) the creation or imposition of any lien, charge or encumbrance on any of the Assets or the Business, or (iv) a breach of any term or provision of this Agreement. The Company has complied with all applicable laws, ordinances, regulations, statutes, rules and restrictions pertaining to and affecting the Business or the Assets.

2.13 Personnel; Employment Contracts. Schedule 2.13 contains a complete and accurate list of all employees who work in the Business. At or after Closing, the Company shall deliver such additional information as IA shall reasonably request with respect to the employees’ employment with the Company. The Company does not have any employment contracts, collective bargaining agreements, pension, bonus or profit sharing plans providing for employee remuneration or benefits with respect to employees that by their terms or by law will become binding upon or the obligations of IA. The Company is in compliance with, and upon the Closing will remain in compliance with, all of its obligations under such agreements or other arrangements.

2.14 General Intangibles. The Company is the sole owner of all of the Intellectual Property and General Intangibles owned by the Company and used in the conduct of the Business, free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others. No adverse claims have been asserted against the Intellectual Property or the General Intangibles, the Company or the Business with respect thereto. None of such Intellectual Property or the General Intangibles infringes upon any patents, trade or assumed names, trademarks, service marks or copyrights belonging to any other person, firm or corporation. The Company is not a party to any license, agreement or arrangement, whether as licensor, licensee or otherwise, with respect to any of the Intellectual Property or the General Intangibles.

2.15 Financial Statements. The Company has previously provided to IA the unaudited financial statements of the Company, which are true and correct in all respects, are prepared in accordance with generally accepted accounting principles, consistently applied, and fairly and accurately present the financial position of the Company as of the date thereof, and the results of the Company’s operations for the respective periods indicated in all respects.

2.16 Employee Benefits. Each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, that is maintained or sponsored by the Company or any affiliate for the benefit of any employee (the “Plans”) is in full force and effect, and neither the Company nor any other party is in default under such Plan. There have been no claims of default, and, to Company’s knowledge, there are no facts or conditions which if continued, or on notice, will result in a default under any Plan. No Plan will, by its terms or under applicable law, become binding upon or become an obligation of IA. No assets of the Plan shall be transferred to IA or to any plan of IA.

2.17 Accounts. All of the Accounts Receivable, and all papers and documents relating thereto, are genuine and in all respects what they purport to be, and each Account Receivable is valid and subsisting and arises out of a bona fide sale and delivery of services theretofore actually rendered by the Company to, the account debtor named in the Account Receivable. The amount of each Account Receivable represented as owing is the correct amount actually and unconditionally owing, except for normal cash discounts, and is not subject to any set-offs, credits, defenses, deductions or countercharges. The Company is the owner of each Account Receivable free and clear of any charges, liens, security interests, adverse claims and encumbrances of any and every nature whatsoever.

2.18 Absence of Certain Changes or Events. Since December 31, 2005, there has been no:

(a) adverse change in the financial condition, liabilities, Assets, Business or prospects of the Company;

(b) waiver or release of any right of or claim held by the Company;

(c) loss, destruction or damage to any property of the Company, whether or not insured;

(d) material change in the personnel of the Company or the terms or conditions of their compensation or employment or any pending or threatened labor trouble involving the Company;

(e) acquisition or disposition of any assets (or any contract or arrangement therefor), nor any other transaction by the Company otherwise than for value and in the ordinary course of business;

(f) transaction by the Company except in the ordinary course of business;

(g) change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) by the Company;

(h) revaluation by the Company of any of its assets or liabilities;

(i) amendment or termination of any contract, agreement, permit or license to which the Company is a party, except in the ordinary course of business;

(j) sale, transfer, mortgage, pledge or other encumbrance of any asset of Company;

(k) other event or condition of any character that has or might reasonably be expected to have a material adverse effect on the financial condition, Business, Assets or prospects of the Company; or

(l) agreement by the Company to do any of the things described in the preceding clauses (a) through (k).

2.19 Suppliers and Subscribers. Neither the Shareholder nor the Company is aware of any facts indicating that any of the Company’s suppliers intends to cease doing business with the Company, or that a number of subscribers intends to cancel their subscriptions with the Company to the extent that it would materially alter the amount of revenues of the Company.

2.20 Insurance Policies. Attached hereto as Schedule 2.20 is a list of all insurance policies maintained by the Company concerning the Business and Assets. The Company maintains (i) insurance on all its Assets and businesses of a type customarily insured by similar companies in the same industry, covering property damage and loss of income by fire or other casualty, and (ii) adequate insurance protection against all liabilities, claims and risks against which it is customary to insure, including but not limited to, product liability insurance.

2.21 Environmental Matters. The Company is in compliance with all applicable environmental laws, statutes, ordinances, rules, regulations, orders or determinations pertaining to the environment in all jurisdictions in which the Company operates. There are no past, existing, pending or threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations relating to any environmental laws with respect to the Company.

2.22 Investment Representations. The Shares are being acquired solely for the account of the Sellers, for investment, and not with a view to or for the resale, distribution, subdivision or fragmentation thereof. Neither of the Sellers has a contract, understanding, undertaking, agreement or arrangement with any person to sell, transfer or pledge any of the Shares to any person, nor any present plans to enter into any such contract, undertaking, agreement or arrangement. The Shareholder has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of acquiring the Shares, and acknowledges that the acquisition of the Shares involves a high degree of risk.

2.23 Securities Compliance. The Sellers understand and agrees that (i) no sale, distribution, transfer or other disposition of the Shares, or any portion thereof, can be made by the Sellers unless the Shares have been registered under the Securities Act of 1933, as amended (the “Act”), and applicable securities laws of any other relevant jurisdiction, or exemptions from such registrations are available, as evidenced by an opinion of counsel, satisfactory to the Company, with respect to the proposed sale, distribution, transfer or other disposition or such sale, distribution, transfer or other disposition is otherwise exempt under the Act, and (ii) an appropriate legend will be endorsed on the reverse side of each stock certificate representing the Shares to evidence such restrictions.

2.24 Buyer Sophistication. The Shareholder has such knowledge and experience in financial and business matters and investments in general, and the business of the Company and IA specifically, that he is capable of evaluating the information available with respect to the Shares and the merits and risks of such investment and of making an informed investment decision to accept the Shares as part of the Purchase Price.

2.25 Access to Information. The Sellers have been given access to or furnished, and have reviewed, the documents with respect to the Company and its business filed with the Securities and Exchange Commission for a reasonable amount of time, have had an opportunity to ask questions and receive answers concerning the actual and proposed business and affairs of the Company and are satisfied with the results thereof, have been given access to all other documents with respect to the Company or this transaction, as well as such other information that the Sellers have requested, and have relied solely on investigations conducted by them in making the decision to acquire the Shares.

2.26 Full Disclosure. Each of the Sellers has made available to IA true, complete and correct copies of all Contracts, documents concerning all litigation and administrative proceedings, Plans, Licenses, insurance policies, lists of suppliers and subscribers, Books and Records relating to the Assets and the Business, and such information covers all commitments and liabilities of the Company relating to the Business or Assets. The Shareholder has not knowingly failed to disclose to IA any facts material to the business, results of operations, assets, liabilities, financial condition or prospects of the Company. To the Shareholder’s knowledge, none of the representations and warranties of the Company contained in this Agreement and no statement contained in any document, certificate or other writing furnished or to be furnished by the Company or him to IA or any of its representatives pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUISITION

IA represents and warrants that:

3.1 Organization. IA is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has all the necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements (to which IA is party), and no approval or consent of any person other than those of its board of directors is necessary in connection therewith. The execution, delivery and performance of this Agreement by IA have been duly authorized.

3.2 Valid and Binding Obligations. Upon execution and delivery hereof, this Agreement will constitute the legal, valid, and binding obligation of IA, enforceable in accordance with its terms, except as limited by bankruptcy laws, insolvency laws and other similar laws affecting the rights of creditors generally. No approvals or consents of any persons or other entities are necessary in connection herewith.

3.3 Full Disclosure. This Agreement and all other documents and written information furnished by IA to the Sellers pursuant hereto or in connection herewith, are true, complete and correct, and do not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made herein and therein not misleading.

3.4 No Conflict. Neither the execution and delivery of this Agreement and the Ancillary Agreements (to which IA is a party) by IA nor the performance of its obligations hereunder and thereunder will violate or conflict with any provision of the governing documents of IA or with any provision of any state or federal laws applicable to IA.

ARTICLE IV

COVENANTS

4.1 Operation and Maintenance. The Company and the Shareholder jointly and severally represent, warrant, covenant and agree that from the date hereof through the Closing Date, they will use their respective best efforts to:

(a) preserve the Business and Assets intact, to keep available to the Business its present employees, and to preserve its present relationship with subscribers, suppliers and others having business relationships with it;

(b) maintain and operate the Business and Assets in a good and businesslike manner in accordance with good and prudent business practices, and not commit or permit to be committed, any waste thereto;

(c) not enter into any agreement or instrument which would bind IA or the Assets after Closing, or which would be outside the normal scope of maintaining and operating the Business and Assets in the ordinary course of business;

(d) not remove any personal property from the Assets unless such personal property is replaced with an item of at least equal value that is properly suited for its intended purpose;

(e) afford IA and its representatives the continuing right to review and inspect the Assets at reasonable hours, and any and all books, records, contracts, and other documents or data pertaining to the ownership, use, insurance, operation, renovation and maintenance of the Assets and the operation of the Business;

(f) provide IA and its representatives free and open access to the employees during regular business hours, to assist IA in the contemplated due diligence review, and to allow IA to gather information to make employment decisions to be effective after Closing;

(g) pay all bills and other payments due with respect to the ownership, use, insurance, operation and maintenance of the Business or the Assets;

(h) take all action necessary or prudent to prevent liens or other claims for the same from being filed or asserted against any part of the Assets;

(i) maintain in good condition all of the Assets; and

(j) not make any material changes in its operations or business practices.

4.2 Hiring of Employees. The Company shall pay its employees all compensation and benefits to which they are entitled by reason of their employment with the Company on or prior to the Closing Date, and IA shall have no liability with respect thereto. The Company shall use its best efforts to assist IA in any reasonable manner in the hiring by IA of the employees that IA desires to hire. IA shall have the right, but not the obligation, to offer employment to such employees that it desires to hire in its sole discretion. The Company shall be liable for all severance pay, if any, to the extent that any of the employees is not offered employment with IA or does not accept an offer of employment.

4.3 Consulting Agreement. The Shareholder agrees to enter into a Consulting Agreement with IA (the “Consulting Agreement”) in which the Shareholder agrees to provide advice on the transition of the ownership and operation of the Company to IA for a term of six months after the Closing Date, substantially in the form of Exhibit A hereto.

4.4 Consents. The Company and the Shareholder shall obtain and deliver to IA on or prior to the Closing Date all necessary agreements and consents of any parties, including without limitation all of Company’s vendors, lessors and creditors, to the consummation of the transactions contemplated by this Agreement, or otherwise pertaining to matters covered by this Agreement.

4.5 Ancillary Agreement. The Company and IA shall execute and deliver at Closing a Bill of Sale, Assignment and Assumption Agreement in the form that IA may deem necessary or appropriate to transfer the Assets to IA and to effect the assumption of the Assumed Liabilities by IA.

4.6 Name Change. Each of the Sellers agrees not to use the name “2FAST Communications, Inc.” or any derivative or abbreviation thereof or name similar thereto in any of their future businesses or in other capacity after the Closing Date, except when acting on behalf of IA. Each of the Sellers agrees to either change the name of, or to dissolve, the Company within ten days after the Closing Date by making the appropriate filing with the Secretary of State of Texas, and to provide evidence of such filing to IA.

ARTICLE V

CLOSING CONDITIONS

5.1 Deliveries by the Sellers. The obligation of IA to consummate the transactions contemplated at the Closing shall be subject to the satisfaction at or prior to such date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, by IA. At the Closing, the Sellers shall deliver or cause to be delivered to IA the following:

(a) the consents of all third parties identified in Schedule 2.4 hereto as required Company in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, each in form and substance acceptable to IA;

(b) written agreement and confirmation, in form and substance acceptable to IA, from the Comptroller of the State of Texas of the amounts due and payable by the Company for outstanding taxes owed by it to the State of Texas for sales and use taxes through a date acceptable to IA;

(c) the Bill of Sale, Assignment and Assumption Agreement;

(d) certified resolutions of the Board of Directors and of the stockholders of the Company approving the sale of Assets to IA, the Ancillary Agreements to which it is a party and the other transactions contemplated hereby and thereby;

(e) an Officer’s Certificate certifying that all the representations and warranties of the Company or the Shareholder set forth herein and in any Ancillary Agreements to which the Company or the Shareholder is a party are true, correct and complete in all material respects on the Closing Date, as though made on such date (except to the extent expressly made as of a specific date, in which case, to such date), and that all the covenants and agreements of the Company or the Shareholder set forth herein have been performed or complied with in all material respects as of the Closing Date, except as disclosed on an updated Disclosure Schedule, which shall be acceptable to IA in its sole discretion;

(f) the Consulting Agreement signed by the Shareholder; and

(g) all other documents, certificates, instruments and writings required to be delivered by the Sellers at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

5.2 Deliveries by IA. The obligation of the Sellers to consummate the transactions contemplated at the Closing shall be subject to the satisfaction at or prior to such date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, by the Sellers. At the Closing, IA shall deliver or cause to be delivered to the Sellers the following:

(a) the Initial Note;

(b) the Consulting Agreement;

(c) the Bill of Sale, Assignment and Assumption Agreement;

(d) certified resolutions of the Board of Directors of IA approving the purchase of Assets from the Company, the Ancillary Agreements to which it is a party and the other transactions contemplated hereby and thereby;

(e) an Officer’s Certificate certifying that all the representations and warranties of IA set forth herein and in any Ancillary Agreements to which IA is a party shall be true, correct and complete in all material respects on the Closing Date, as though made on such date (except to the extent expressly made as of a specific date, in which case, to such date), and all the covenants and agreements of IA set forth herein have been performed or complied with in all material respects as of the Closing Date; and

(f) all other documents, certificates, instruments and writings required to be delivered by IA at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

5.3 No Material Adverse Changes. The obligation of IA to consummate the transactions contemplated at the Closing shall be further subject to there not having occurred since the date hereof any material adverse change in the business, assets, results of operations, condition (financial or otherwise) or prospects of the Company (a “Material Adverse Change”), and there not having occurred any event or development which is reasonably likely to result in a Material Adverse Change in the business, assets, results of operations, condition (financial or otherwise) or prospects of the Company.

ARTICLE VI

TERMINATION

6.1 Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a) by mutual consent of IA and the Sellers;

(b) by IA, if either of the Sellers shall have breached or violated in any material respect any of its or his representations, warranties or covenants set forth in this Agreement, or if the conditions to closing specified in Section 5.1 are not met by the thirtieth day after the date hereof; or

(c) by the Sellers if IA shall have breached or violated in any material respect any of its covenants set forth in this Agreement.

6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become null and void, except as provided in Section 6.3, there shall be no liability on the part of IA, the Company any of their respective partners, officers, directors or affiliates to any other party, and all rights and the obligations of any party hereto shall cease, except that nothing herein shall relieve any Party from liability for any willful breach of this Agreement.

6.3 Fees, Expenses and Other Payments. Each party shall bear its own expenses incurred in connection with this Agreement.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1 Survival of Representations. The representations, warranties, covenants and agreements made in this Agreement, the Ancillary Agreements and in any other document executed and delivered in connection herewith shall survive the Closing.

7.2 Indemnification by the Sellers. Upon the terms and subject to the conditions of this Article VII, each of the Sellers, jointly and severally, agrees to indemnify, defend and hold harmless IA, its officers, partners, employees, agents, representatives and affiliates (collectively, the “IA Group”), at any time after consummation of the Closing, from and against all demands, claims, actions or causes of action, assessments, losses, damages, taxes, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys’ fees and expenses (collectively, “Damages”) asserted against, resulting to, imposed upon or incurred by any member of IA Group, directly or indirectly, by reason of or resulting from a breach of any representation, warranty, covenant or agreement of the Sellers contained in or made pursuant to this Agreement or the Ancillary Agreements or any facts or circumstances constituting such a breach (collectively, “Claims”).

7.3 Indemnification by IA. Upon the terms and subject to the conditions of this Article VII, IA agrees to indemnify, defend and hold harmless the Shareholder, the Company, and their respective officers, partners, employees, agents, representatives and affiliates (collectively, the “Company Group”), at any time after consummation of the Closing, from and against all Damages asserted against, resulting to, imposed upon or incurred by any member of the Company Group, directly or indirectly, by reason of or resulting from a breach of any Claims.

7.4 Conditions of Indemnification. In the event any indemnified party has a reasonable good faith basis for asserting a Claim for Damages, such party shall give prompt written notice to the other parties hereto, briefly setting forth the basis of the Claim and the amount thereof (or, if not then determinable, a reasonable good faith estimate of the amount thereof) in reasonable detail. The indemnifying party shall have the right to undertake the defense of any Claim by representatives chosen by it. If the indemnifying party, within a reasonable time after notice of any such Claim, fails to defend the indemnified party against which such Claim has been asserted, the indemnified party shall (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the indemnifying party subject to the right of the indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof. If, in the opinion of the indemnified party’s legal counsel, a conflict of interest with respect to any Claim exists between the indemnified party against which a Claim has been asserted and the indemnifying party, then such indemnified party shall have the right to retain its own counsel with respect to such Claim; provided that the reasonable fees and expenses of such counsel shall be at the expense of the indemnifying party.

7.5 Right of Set-Off. IA may set-off any amount to which it may be entitled under this Article VII against amounts otherwise payable under the Initial Note or the Replacement Note. The exercise of such right of set-off by IA in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under the Initial Note or the Replacement Note. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit IA in any manner in the enforcement of any other remedies that may be available to it.

ARTICLE VIII

COVENANT NOT TO COMPETE

8.1. Confidentiality and Non-competition. Shareholder agrees that the plans, strategies, costs, prices, sources of supply, processes, computer software, subscriber lists, financial information, technical data, business records, subscriber and supplier information, trade secrets and other confidential, nonpublic or proprietary information of the Company (collectively, “Information”) will be held in strict confidence by him, that Shareholder will conceal the same from any and all other persons, including but not limited to competitors of the IA and its affiliates, and that Shareholder will not impart the Information or any such knowledge acquired by Shareholder as an officer, director or employee of the Company or IA to anyone, either during the period of time Shareholder acts as a consultant or is employed by IA or thereafter, except to employees of IA and its subsidiaries on a strict need-to-know basis in the performance of their duties as employees or agents of IA or one of its affiliates or as otherwise required by the business of IA. Shareholder further agrees that commencing on the later of the date of the termination of the Consulting Agreement or the date of termination of Shareholder as an employee of IA, and continuing until two years after that date, Shareholder will not use the Information in competing with IA, or in any other manner to Shareholder’s benefit or to the detriment of IA or its subsidiaries.

8.2 Business Opportunities. For as long as Shareholder shall act as a consultant to or be employed by the Company and thereafter with respect to any business opportunities learned about during the time of Shareholder’s consultancy or employment by the Company, Shareholder agrees that with respect to any future business opportunity or other new and future business proposal which is offered to, or comes to the attention of, Shareholder and which is in any way related to or connected with the business of the Company or its subsidiaries, the Company shall have the right to take advantage of such business opportunity or other business proposal for its own benefit. Shareholder agrees to promptly deliver notice to the Chief Executive Officer or the Board of Directors of the existence of such opportunity or proposal.

8.3 Non-Competition. Shareholder agrees that commencing on the later of the date of the termination of the Consulting Agreement or the date of termination of Shareholder as an employee of IA (the “Departure Date”), and continuing until two years thereafter, Shareholder will not directly or indirectly (i) engage in or continue in any business within a 75 mile radius of any IA wireless access point existing or contemplated at the Departure Date (the “Territory”), that competes with or is engaged in or carries on, in any material respect, the Business (a “Competing Business”), including owning, controlling, participating in, joining, operating, or managing or being a partner, stockholder or other equity interest owner, or as an employee, independent contractor, consultant, advisor, sales representative or distributor of any kind, of any Competing Business, (ii) consult with, advise or assist in any way, whether or not for consideration, any corporation, partnership, firm or other business organization which at the time of such consultation, advice or assistance is or proposes to become a competitor of IA within the Territory, including, but not limited to, advertising or otherwise endorsing the products or services of any such competitor; soliciting clients or subscribers which were clients or subscribers of the Company (or persons or entities from which the Company has solicited orders for the sale of any products or services of the Company within the 24 months immediately preceding the Closing Date) or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to any such competitor; or (iii) induce or attempt to induce any present or former director, officer, employee, agent, subscriber, client, vendor, supplier or lessor of IA to terminate his or her position or relationship with IA. Shareholder understands that the foregoing restrictions limit his ability to engage in a business similar to the Business of the Company, but acknowledges receiving sufficiently high benefits from IA under this Agreement to justify such restriction. The foregoing agreement shall not be deemed to prohibit the Shareholder from acquiring as a passive investment not more than a one percent ownership interest of a Competing Business whose securities are publicly-traded. IA will notify the Shareholder at the Departure Date of all wireless access points existing and contemplated at the Departure Date upon receipt of the Shareholder’s written request.

8.4 Injunctive Relief. If Shareholder commits a breach, or overtly threatens to commit a breach, of any of the provisions of Article VIII, notwithstanding any provision of the Agreement to the contrary, IA shall have the right and remedy to obtain restraining orders and to have the provisions of this Agreement specifically enforced, by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause immediate, irreparable injury and continuing damage to IA, the exact amount of which would be difficult to ascertain. Further, each of Shareholder and IA hereby expressly acknowledges and agrees that in any event money damages will not provide an adequate remedy, and IA shall be entitled to injunctive relief restraining any violation of Article VIII. The rights and remedies enumerated above shall be independent, and in addition to, and not in lieu of, any other rights and remedies available to IA, at law or in equity.

8.5 Special Jurisdictional Provisions. The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in this Agreement upon the courts of any state within the geographical scope of such covenants. If the courts of any one or more of such states or jurisdictions shall fail to hold such covenants wholly enforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect IA’s right to the relief provided above in the courts of any other states or jurisdictions within the geographical scope of such covenants, breaches of such covenants as they relate to each state being, for this purpose, severable at IA’s sole option into diverse and independent covenants.

8.6 Special Attorney Fee Provisions. If any action, suit or other proceedings at law or in equity is brought against Shareholder to enforce the covenants contained in Article VIII, or to obtain money damages for the breach thereof, and such action results in the award of a judgment for money damages or in the granting of specific performance or any injunction in favor of IA, then Shareholder shall, upon demand, pay all expenses (including reasonable attorneys’ fees and expenses) incurred by IA in connection with such action, suit or other proceeding.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

if to IA, to:	Internet America, Inc.
350 N. St. Paul, Suite 3000
Dallas, Texas 75201
Attention: Glen Blackmon
Fax: (713) 589-3001

With a copy to:	Boyer & Ketchand
Nine E. Greenway Plaza, Suite 3100
Houston, Texas 77046
Attention: Rita J. Leader
Fax: (713) 871-2024

If to Shareholder or the Company, to:	Shane Mitchell
13423 Blanco Road, Suite 319
San Antonio, Texas 78216
Fax: 210-495-6753

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

9.2 Entire Agreement. This Agreement (including the Schedules hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties and supersede any prior understandings, agreements or representations by or among the parties, or any of them, written or oral, with respect to the subject matter hereof.

9.3 No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

9.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by any of the parties without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that IA may assign this Agreement to any direct or indirect subsidiary of IA without consent of the Company. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

9.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

9.7 Interpretation. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

9.8 Governing Law; Arbitration. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Texas without regard to conflict of law rules thereof. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules. The arbitration shall be conducted by an arbitrator who shall be selected using a listing process whereby the AAA administrator shall provide each party with a list of proposed arbitrators who are generally familiar with the underlying subject matter made the basis of the dispute. Thereafter, each party shall be given ten days to strike any unacceptable names from the list and number the remaining names in order of preference. The AAA administrator shall select the arbitrators from the list, in the designated order of mutual preference. The arbitration shall be conducted in Houston, Harris County, Texas. It is understood and agreed that the arbitrators shall have no authority to award punitive or other damages not measured by the prevailing party’s actual damages, except as may be required by statute. Each party shall bear its own cost and expenses and an equal share of the arbitrators’ and administrative fees of arbitration.

9.9 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Community Interest of Shareholder’s Spouse. The undersigned spouse of Shareholder who resides in a community property jurisdiction joins in the execution of this Agreement solely to evidence her knowledge of its existence and content, to acknowledge that this Agreement is fair, equitable and in her best interests and to bind her community interest in the Assets, and her heirs, beneficiaries, assigns, executors and administrators to the representations, covenants and agreements contained in this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

INTERNET AMERICA, INC.

By:	/s/ Glen Blackmon
Glen Blackmon, President

2FAST COMMUNICATIONS, INC.

By:	/s/ Shane Mitchell
Shane Mitchell, President

SHAREHOLDER:

/s/ Shane Mitchell
Shane Mitchell